UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated June 7, 2021

Item 1

Remuneration of Directors by distribution of Millicom shares

Luxembourg, June 7, 2021 – Millicom International Cellular S.A. (“Millicom”) announces that, in accordance with the resolution of its shareholders at the annual general meeting held on May 4, 2021, it has distributed a total of 24,737 shares to members of its Board of Directors as part of the non-executive director remuneration for the period from the date of the 2021 AGM to the 2022 AGM, to be held in May 2022.

In accordance with the resolution the number of shares has been calculated based on the remuneration approved by the AGM and with reference to the average closing share price of Millicom on the Nasdaq Stock Market in the US for the three-month period ended April 30, 2021 ($38.41).

Details of the distributions are disclosed on Millicom’s website.

-END-

For further information, please contact:

Press: Vivian Kobeh, Corporate Communications Director +1 786 628 5300 press@millicom.com Yocasta Valdez, Group Manager Digital Media & Communications +1-305-929-5417 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786 628 5270 investors@millicom.com Sarah Inmon, Investor Relations Senior Manager +1-786 628 5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: June 7, 2021